____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/ME no. 07.689.002/0001-89

NIRE 35.300.325.761

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON NOVEMBER 30, 2021

Date, Time and Place: On November 30, 2021, at 10:30 am, (“Company” or “Embraer”), exclusively by digital means, through the Microsoft Teams electronic platform, pursuant to CVM Instruction No. 481/2009, as amended (“ICVM 481”), deemed to have been held at the Company's headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, Building F-100.

Previous Publications: First call notice published in the editions of October 29th, 30th and November 4th, 2021, of the Official Gazette of the State of São Paulo (pages 22, 23 and 29), and in the newspapers O Vale (pages 4 ,10 and 6) and Valor Econômico (pages A14, A10 and A12).

Composition of the Presiding Table: The Chairman of the Company’s Board of Directors, Alexandre Gonçalves Silva, in accordance with Section 23 of the Bylaws, assumed the chairmanship of the Shareholders’ Meeting, having invited the Executive Vice-President, General Counsel & Chief Compliance Officer, Fabiana Klajner Leschziner, to act as secretary of the meeting and, to compose the presiding table, the President and Chief Executive Officer, Francisco Gomes Neto and the Executive Vice President, Finance and Investor Relations, Antonio Carlos Garcia.

Attendance: Shareholders representing 53,4% of the Company's capital stock were present, as evidenced (i) by the attendances registered by means of the electronic platform made available by the Company, pursuant to ICVM 481, and (ii) by the valid distance voting ballots received through the B3 Central Depository, the bookkeeping agent for the shares issued by the Company and directly by the Company, in accordance with CVM regulations. The meeting was also attended by Ivan Mendes do Carmo, as representative of the Fiscal Council, and by Mr. Rafael Alvim Guimarães, as representative of Pricewaterhousecoopers Auditores Independentes.

Initial Clarifications: Initially, the Chairman of the Meeting reminded those present of the mechanism set forth in the Bylaws.

Agenda: To analyze and resolve on:

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

1.	the terms and conditions of the "Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A., with transfer of the spun-off portion to Embraer S.A.” (“Protocol and Justification”), entered into by the management of the Company and its wholly-owned subsidiary Yaborã Indústria Aeronáutica S.A. on October 28, 2021 (“Yaborã” and “Transaction”, respectively);

2.	the ratification of the engagement of specialized company Pricewaterhousecoopers Auditores Independentes, enrolled with the Corporate Taxpayers’ Registry (CNPJ/ME) under no. 61.562.112/0011-00 (“PwC”), to prepare the appraisal report on the spun-off portion of Yaborã to be transferred to the Company, at book value, based on Yaborã's balance sheet prepared as of July 31, 2021 (“Appraisal Report”);

3.	the Appraisal Report;

4.	the Transaction, under the terms and conditions set forth in the Protocol and Justification, without capital increase or issuance of new shares, effective as of January 1, 2022; and

5.	the granting of authorization for the Company's management to perform any acts required for the implementation of the Transaction, as well as ratification of the acts that have already been performed.

Reading of Documents, Receipt of Votes, Drawing up and Publication of the Minutes : As proposed by the Board, (i) the reading of the Call Notice and the Manual and Management’s Proposal was waived, as they are fully known to the shareholders, as well as the reading of the consolidated voting map of the remote votes, adjusted after application of the voting limitation rules pursuant to the Company's Bylaws, which has been published by the Company; and (ii) it is hereby recorded that the minutes of this Meeting shall be drawn up in summary form, in accordance with the provisions of Paragraph 1 of Article 130 of Law 6,404/76 (“Brazilian Corporations Law”). In addition, the publication of the minutes of this Meeting omitting the signatures of the shareholders in attendance, pursuant to Paragraph 2 of Article 130 of Law 6,404/76, was approved. This proposal received 15.709.565 approvals, no abstentions and no rejections.

Resolutions: After analyzing and discussing the matters included in the Agenda, the Shareholders resolved:

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

1.	to approve the terms and conditions of the Protocol and Justification, which is attached hereto as Annex I. This proposal received 85.727.587 approvals, 35.562 abstentions and 10.689 rejections;

2.	to ratify the engagement of PwC to prepare the Appraisal Report. This proposal received 85.727.361 approvals,36.109 abstentions and 10.369 rejections;

3.	to approve, after analysis and discussion, the Appraisal Report, which determined the shareholders’ equity of Yaborã, at book value, for purposes of the Transaction, based on the balance sheet prepared on the reference date of July 31, 2021, prepared in functional currency and converted to reais on the balance sheet date, in accordance with applicable accounting standards, attached to the aforementioned Protocol and Justification as Annex 2.2, noting that PwC’s representative, who was present at the meeting, was available to provide the shareholders with all necessary clarifications with respect to the Appraisal Report. Regarding the appraisal report’s preparation requirement set forth in Article 264, Paragraph 1, of the Brazilian Corporations Law, it was clarified that, at a meeting held on 02.15.2018, in the scope of SEI proceeding no. 19957.011351/2017-21, the Collegiate of the Brazilian Securities and Exchange Commission unanimously decided that the aforementioned article is not applicable to the merger of a wholly-owned subsidiary into a publicly held parent company, since, due to the inexistence of non-controlling shareholders in the mergee, the essential condition set forth in such provision would not be present. Therefore, for the purposes of transfer of the spun-off portion of Yaborã to the Company, the aforementioned appraisal report’s preparation requirement is not applicable. This proposal received 80.404.512 approvals, 37.130 abstentions and 11.402 rejections;

4.	to approve the Transaction, with no joint and several liability between the Company and Yaborã, as permitted by the sole paragraph of article 233 of the Brazilian Corporations Law, effective as of January 1, 2022, under the terms and conditions established in the Protocol and Justification. It was clarified that (i) since the Company is Yaborã’s sole shareholder and Yaborã’s shareholders’ equity is already fully reflected in the Company’s shareholders’ equity, as a result of application of the equity method, there will be no increase in the Company’s capital or issuance of new shares as a result of the transfer of Yaborã’s spun-off portion to the Company; (ii) pursuant to the Brazilian Corporations Law, the Transaction shall not give rise to any appraisal rights; (iii) the Fiscal Council issued, on October 27, 2021, a favorable opinion on the Transaction. This proposal received 85.721.536 approvals, 37.130 abstentions and 15.172 rejections;

5.	to authorize the Company's management to perform any acts required for the implementation of the Transaction, as well as ratify the acts that have already been performed. This proposal received 85.715.544 approvals, 39.011 abstentions and 19.284 rejections.

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

Closing: There being no further matters to discuss, the Chairman thanked everyone for their presence and adjourned the meeting for the drafting of these minutes, which, after being approved, were considered signed by the shareholders whose distance voting ballot were deemed valid by the Company and by the shareholders who registered their attendance through the electronic platform made available by the Company, in accordance with ICVM 481.

São José dos Campos, November 30, 2021

Alexandre Gonçalves Silva

Chairman

Fabiana Klajner Leschziner

Secretary

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

Present Shareholders:

Alexandre Gonçalves Silva

CIEMB – Clube de Investimentos dos Empregados da Embraer

P.P.

Alexandre Magalhães Filho

Emillio Kazunoli Matsuo

BEST INVESTMENT CORPORATION

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE

ITAU CAIXA ACOES FI

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES FI

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX FI

ITAÚ ASGARD AÇÕES FUNDO DE INVESTIMENTO

ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAÚ PREVIDÊNCIA IBRX FIA

ITAÚ QUANTAMENTAL GEMS MASTER AÇÕES FUNDO DE INVESTIMENTO

QUANTAMENTAL HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

JPMORGAN CHASE BANK

Shareholders who voted at the Extraordinary Shareholder’s Meeting by distance voting ballots

BNDES PARTICIPAÇÕES S.A. BNDESPAR

TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES

REID S BAUMAN

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

BRANDES GLOBAL EQUITY FUND

BRANDES GLOBAL SMALL CAP EQUITY FUND

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

DIMENSIONAL EMERGING MKTS VALUE FUND

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

IBM 401 (K) PLUS PLAN

IRISH LIFE ASSURANCE PLC

MANAGED PENSION FUNDS LIMITED

NORGES BANK

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

THE DFA INV T CO ON BEH ITS S THE EM SLL CAPS

ACADIAN EMEMRGING MARKETS EQUITY FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

FLORIDA RETIREMENT SYSTEM TRUST FUND

BLACKROCK ADVANTAGE GLOBAL FUND INC

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

I.A.M. NATIONAL PENSION FUND

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

ALASKA ELECTRIAL PENSION PLAN

INVESTEC GLOBAL STRATEGY FUND

STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV

1199 HEALTH CARE EMPLOYEES PENSION FUND

BRANDES INSTITUTIONAL EQUITY TRUST

BRANDES INVESTMENT FUNDS PLC

FORD MOTOR CO DEFINED BENEF MASTER TRUST

INTERNATIONAL MONETARY FUND

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

UTAH STATE RETIREMENT SYSTEMS

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

OPSEU PENSION PLAN TRUST FUND

ISHARES PUBLIC LIMITED COMPANY

KAISER FOUNDATION HOSPITALS

BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN

CHEVRON UK PENSION PLAN

SUNSUPER SUPERANNUATION FUND

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

SPDR SP EMERGING MARKETS ETF

NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST

VIRGINIA RETIREMENT SYSTEM

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST

BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY

IVESCO FTSE RAFI EMERGING MARKETS ETF

ISHARES MSCI EMERGING MARKETS SMALL CAP ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

ISHARES III PUBLIC LIMITED COMPANY

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

AMERICAN HEART ASSOCIATION, INC.

ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

LVIP BLACKROCK ADVANTAGE ALLOCATION FUND

STICHTING PGGM DEPOSITARY

MISSOURI LOCAL GOVERNMENT EMPLOYEES RETIREMENT SYSTEM

KAISER PERMANENTE GROUP TRUST

SCHWAB EMERGING MARKETS EQUITY ETF

DRIEHAUS INTERNATIONAL SMALL CAP G FD, A SE DRIEHAUS M FNDS

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

UPS GROUP TRUST

ISHARES MSCI BRAZIL SMALL CAP ETF

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

NEW ENGLAND TEAMSTERS AND TRUCKING INDUSTRY PENSION PLAN

EATON VANCE RICHARD BERNSTEIN EQUITY STRATEGY FUND

QIC INTERNATIONAL EQUITIES FUND

FIRST TRUST BRAZIL ALPHADEX FUND

SSGA SPDR ETFS EUROPE I PLC

ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO

TEXAS MUNICIPAL RETIREMENT SYSTEM

HARTFORD EMERGING MARKETS EQUITY FUND

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

MIP ACTIVE STOCK MASTER PORTFOLIO

ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS

VANGUARD FUNDS PUBLIC LIMITED COMPANY

BRANDES INTERNATIONAL SMALL CAP EQUITY FUND

MERCER QIF FUND PLC

FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND

WATER AND POWER EMPLOYEES RETIREMENT PLAN

BNYM MELLON CF SL ACWI EX-U.S.IMI FUND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

ARR. CAP. IRE. LTD FAOBO ARR. GL. EQ. (GBP) CCF, A SF OACCF

ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF

STATE STREET IRELAND UNIT TRUST

NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

WISDOMTREE ISSUER ICAV

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

PIMCO RAE EMERGING MARKETS FUND LLC

GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

THE BOARD OF THE PENSION PROTECTION FUND

FUNDAMENTAL LOW V I E M EQUITY

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

ISHARES IV PUBLIC LIMITED COMPANY

AQR EMERGING SMALL CAP EQUITY FUND, L.P.

CITY OF MILWAUKEE DEFERRED COMPENSATION PLAN

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

MINISTRY OF ECONOMY AND FINANCE

TIAA-CREF QUANT INTER SMALL-CAP EQUITY FUND

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

CDN ACWI ALPHA TILTS FUND

EMERGING MARKETS ALPHA TILTS-ENHANCED FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND

EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

FRANKLIN LIBERTYSHARES ICAV

RELIANCE TRUST INSTITUTIONAL RETIREMENT TRUST SERI

THE INCUBATION FUND, LTD.

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

VANGUARD EMERGING MARKETS STOCK INDEX FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

PARAMETRIC TMEMC FUND, LP

MACKENZIE EMERGING MARKETS SMALL CAP MASTER FUND

TRUSTEES OF BOSTON UNIVERSITY

MACKENZIE EMERGING MARKETS SMALL CAP FUND

ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN)

MSCI ACWI EX-U.S. IMI INDEX FUND B2

INVESCO STRATEGIC EMERGING MARKETS ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER

ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST

ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND

NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS

MERCER UCITS COMMON CONTRACTUAL FUND

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

CUSTODY B. OF J. LTD. RE: SMTB AXA IM E. S. C. E. M. F.

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

GLOBAL ALL CAP ALPHA TILTS FUND

ARROWSTREET EMK ALPHA EXTENSION FUND L.P.

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

QIC LISTED EQUITIES FUND

INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

NEW YORK STATE COMMON RETIREMENT FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

Annex I

Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A., with Transfer of the Spun-off Portion to Embraer S.A.

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

PROTOCOL AND JUSTIFICATION FOR PARTIAL SPIN-OFF OF YABORÃ INDÚSTRIA AERONÁUTICA S.A., WITH TRANSFER OF THE SPUN-OFF PORTION TO EMBRAER S.A.

The management of EMBRAER S.A., a publicly held company headquartered in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, F-100, Putim, CEP 12227-901, enrolled with the Taxpayers’ Register (CNPJ/ME) under no. 07.689.002/0001-89, with its articles of incorporation registered with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.325.761 (“Embraer”); and

The management of YABORÃ INDÚSTRIA AERONÁUTICA S.A., a privately held corporation headquartered in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, Putim, CEP 12227-901, enrolled with the Taxpayers’ Register (CNPJ/ME) under no. 30.657.250/0001-60, with its articles of incorporation registered with JUCESP under NIRE 35.300.517.547 (“Yaborã”);

Embraer and Yaborã shall hereinafter also be referred to, individually, as “Party” and, jointly, as “Parties” or “Companies”;

Hereby execute, pursuant to and for the purposes of the provisions of article 223 et.al. of Law 6,404/76 (“Brazilian Corporations Law”), this protocol and justification for partial spin-off of Yaborã with transfer of the spun-off portion to Embraer (“Protocol and Justification”), in accordance with the following terms and conditions (“Transaction”):

1.	Justification for the Transaction.

1.1.      The Transaction will be advantageous for Embraer and, consequently, for its shareholders, since, once the transaction is completed, the commercial aviation business will again be developed directly by Embraer, resulting in a reduction in operating, systemic, administrative and tax expenses.

1.2.      The intention of the Parties is for the commercial aviation business to be merged into Embraer, so that all assets and liabilities of Yaborã listed in the Appraisal Report (as defined below) (“Spun-off Portion”) are transferred to Embraer, as recorded and reflected in the accounts in Yaborã's balance sheet prepared as of the Reference Date (as defined below), with no joint and several liability between the Parties, pursuant to the sole paragraph of article 233 of Law 6,404/76 (“Brazilian Corporations Law”).

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

1.3.      Embraer shall continue, after the Transaction, to dedicate itself to the development, manufacture and sale of aircraft and aerospace materials in the various segments in which Embraer operates, maintaining its registration as a publicly held company. Yaborã, on the other hand, after the Transaction, will continue with the same corporate purpose, and has no intention of obtaining registration as a securities issuer.

2.	Transaction.

2.1.      For the purposes and effects of the intended Transaction, the Parties opted to determine Yaborã’s shareholders’ equity, at book value, based on the balance sheet prepared on the reference date of July 31, 2021 (“Reference Date”), prepared in functional currency and converted to reais on the balance sheet date, in accordance with applicable accounting standards, and appraise it through the Appraisal Report prepared by the Specialized Company (as indicated below), which was appointed by mutual agreement between the Parties, adopting the accounting valuation criteria for assets and liabilities contained in articles 183 and 184 of the Brazilian Corporations Law .

2.2.      In compliance with legal provisions, Embraer’s management engaged specialized company Pricewaterhousecoopers Auditores Independentes, enrolled with the Taxpayers’ Register (CNPJ/ME) under No. 61.562.112/0011-00 (“Specialized Company”), to carry out the appraisal of the spun-off portion of Yaborã to be transferred to Embraer, at book value, based on Yaborã’s analytical balance sheet prepared as of the Reference Date, in functional currency, as described above, the result of which is contained in the appraisal report attached hereto as Annex 2.2 (“Appraisal Report”).

2.2.1. The appointment of the Specialized Company shall be submitted to ratification at the Parties’ Shareholders’ Meeting that examines this Protocol and Justification, pursuant to articles 227 and 229, paragraph 3, of the Brazilian Corporations Law.

2.3.      On the date hereof, Embraer directly owns 100% of Yaborã’s shares. Therefore, the transfer of the spun-off portion will not result in any increase or decrease in Embraer’s shareholders’ equity, considering that 100% of Yaborã’s shares are owned by Embraer and to the extent that Yaborã’s shareholders’ equity is already fully reflected in Embraer’s shareholders’ equity, as a result of application of the equity method.

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

2.3.1. In addition, in substitution for the shares that are currently recorded in Embraer’s consolidated financial statements, the shareholders’ equity that comprises the spun-off portion, after the Transaction, will be directly recorded in Embraer's financial statements. Thus, as a result of the Transaction, the investment account related to Embraer’s equity interest in Yaborã’s capital stock will be replaced in Embraer’s accounting by the assets and liabilities contained in Yaborã’s balance sheet, without any change to Embraer’s capital stock account. The partial spin-off, followed by transfer of the spun-off portion to Embraer, will result in a reduction of Yaborã's capital stock by R$ 2,648,928,198.01 (two billion, six hundred and forty-eight million, nine hundred and twenty-eight thousand, one hundred and ninety-eight reais and one cent), composed by R$2,395,131,119.01 (two billion, three hundred and ninety five million, one hundred and thirty one thousand, one hundred and nineteen reais and one cent) corresponding to accrued losses and R$253,797,079.00 (two hundred, fifty three million, seven hundred and ninety seven thousand, seventy nine reais) corresponding to the spun-off portion of Yaborã from R$ 4,933,102,244.80 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four reais and eighty cents), divided into 4,933,102,244 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four) shares, all common, registered and without par value, to R$ R$ 2.284.174.046,79 (two billion, two hundred and eighty-four million, one hundred and seventy-four thousand, forty-six reais and seventy-nine cents), without any change in the number of Yaborã’s shares, with resulting amendment of Section 5 of its bylaws. The other corresponding entries for the Partial Spin-off for transfer of the Spun-off Portion shall be carried out directly in Yaborã's shareholders' equity accounts.

2.3.2. Embraer’s capital stock will remain unchanged, and there will be no issuance of new shares, as Embraer controls 100% of the investment in Yaborã and the transfer of the Spun-off Portion will not result in an increase or decrease in Embraer's shareholders' equity, as set forth in items 2.3 and 2.3.1 above.

2.3.3. Embraer’s corporate purpose will also remain unchanged, due to the fact that the Parties have similar corporate purposes and that Yaborã does not carry out any activities other than those already included in Embraer’s corporate purpose. Yaborã’s corporate purpose will also remain unchanged.

2.3.4. No further amendment to the Bylaws of the Parties shall be required.

2.4.      Changes in equity related to the items of the Spun-off Portion, determined between the Reference Date and the date in which the Partial Spin-off is carried out, shall be allocated to Embraer, making the necessary entries and changes in the Parties’ accounting records.

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

2.5.      As already stated by the Collegiate of the Brazilian Securities and Exchange Commission, in a decision issued on 02/15/08 in the scope of SEI Proceeding 19957.011351/2017-21, Article 264 of the Brazilian Corporations Law is not applicable to the Transaction, since it contemplates the transfer of the spun-off portion of a wholly-owned subsidiary to a publicly held parent company, without existence of any non-controlling shareholders of the spun-off portion, and, consequently, a replacement ratio, therefore lacking the fundamental condition set forth in such provision.

2.6.      The Transaction shall be effective as of January 1, 2022.

3.	Corporate Approvals.

3.1.      Implementation of the Transaction is subject to performance of the following acts, all of which are interdependent:

(i)	extraordinary shareholders’ meeting of Yaborã to, in the following order, (a) approve this Protocol and Justification; (b) approve the partial spin-off, with resulting reduction of its capital stock, and amendment to Section 5 of its Bylaws; and (c) authorize the performance of the acts required for the Transaction by Yaborã’s management, as well as ratify the acts that have already been performed; and

(ii)	extraordinary shareholders’ meeting of Embraer to, in the following order, (a) approve this Protocol and Justification; (b) ratify the appointment of the Specialized Company; (c) approve the Appraisal Report; (d) approve the transfer of Yaborã’s spun-off portion to Embraer; and (e) authorize the performance of the acts required for the Transaction by Embraer’s management, as well as ratify the acts that have already been performed.

4.	Miscellaneous.

4.1.      All assets and liabilities of Yaborã’s spun-off portion, including any movable assets, inventory and equipment, as well as any established tax credits, existing in Yaborã's facilities or registered in its name, shall become the property of Embraer.

4.2.      The management of each Party shall be responsible for performing all acts required for implementation of the Transaction, as applicable, including, but not limited to, the filing and publication of any acts related to the Transaction, pursuant to article 229, paragraph 4, of the Brazilian Corporations Law, and performing the changes in the Parties’ registrations with the relevant federal, state and municipal government departments as well as in their accounting books.

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

4.3.      The Parties elect the central courts of São Paulo, State of São Paulo, to resolve any matters arising out of this Protocol and Justification, however privileged it may be or become.

4.4.      All documents mentioned in this Protocol and Justification shall be available to Embraer’s shareholders at its respective headquarters as of [October 29, 2021], on Embraer’s Investor Relations webpage (http://ri.embraer.com.br), as well as on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

4.5.      This Protocol and Justification shall only be amended by means of a written document signed by the Parties.

4.6.       The Parties and the 2 (two) witnesses identified below agree that this Protocol and Justification shall be signed digitally through the electronic platform Docusign, which the Parties acknowledge to be legal, valid and effective to bind the Parties. The Parties also agree that the digital signatures in this Protocol and Justification do not prevent or impair its enforceability, which shall be considered, for all purposes, as an extrajudicially enforceable instrument. All signatures digitally placed in this Protocol and Justification in accordance with this provision, even if by means other than the digital certificates issued by ICP-Brasil (Brazilian Public Key Infrastructure), are fully valid and enforceable and sufficient for authorship, integrity, existence and validity of this Protocol and Justification. Even if any Party hereto digitally signs this Protocol and Justification at another location, the place of execution of this Protocol and Justification is, for all purposes, the City of São José dos Campos, State of São Paulo, as indicated below. Furthermore, for all purposes and effects, the date of signature indicated below shall be deemed as the date of execution of this Protocol and Justification, regardless of the date indicated in the electronic signature of the signatories.

In witness whereof, the Parties execute this Protocol and Justification together with 2 witnesses, for all legal purposes and effects.

São José dos Campos, October 28, 2021

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

Embraer’s Management:

Board of Directors

______________________________ Alexandre Gonçalves Silva Chairman	______________________________ Raul Calfat Vice-Chairman
______________________________ Alexandre Magalhães Filho Member of the Board of Directors	______________________________ Claudia Sender Ramirez Member of the Board of Directors
______________________________ Dan Ioschpe Member of the Board of Directors	______________________________ Dejair Losnak Filho Member of the Board of Directors
______________________________ João Cox Neto Member of the Board of Directors	______________________________ Kevin G McAllister Member of the Board of Directors
______________________________ Marcelo Kanitz Damasceno Member of the Board of Directors	______________________________ Maria Letícia de Freitas Costa Member of the Board of Directors
____________________________ Pedro Wongtschowski Member of the Board of Directors	_____________________________ Sergio Guillinet Fajerman Member of the Board of Directors
____________________________ Todd Messer Freeman Member of the Board of Directors

Embraer’s Management:

Board of Executive Officers

_______________________________ Francisco Gomes Neto President and CEO	_______________________________ Antonio Carlos Garcia Executive Vice-President, Finance and Investor Relations

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

_______________________________ Fabiana Klajner Leschziner Executive Vice-President, General Council & Chief Compliance Officer	_______________________________ Jackson Medeiros de Farias Schneider Executive Vice-President, Defense & Security

Yaborã’s Management:

________________________________ Francisco Gomes Neto President and CEO	________________________________ Antonio Carlos Garcia Executive Officer
________________________________ Fabiana Klajner Laschziner Executive Officer	________________________________ Jackson Medeiros de Farias Schneider Executive Officer

Witnesses:

______________________________ Name: Amanda Cristina T. de Oliveira ID: 48.171.626-9 SSP/SP CPF: 418.468.738-51	______________________________ Name: Bruna Aparecida da Costa Rocha ID: 44.110.468-x SSP/SP CPF: 442.329.258-05

[Signature page of the Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A. with transfer of the spun-off portion to Embraer S.A., entered into on October 28, 2021]

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Cont. of the Minutes of the ESM of Embraer S.A. held on November 30, 2021

Annex 2.2.

Appraisal Report prepared by a Specialized Company

Page | 19

Yaborã Indústria Aeronáutica S.A.

Appraisal report on the shareholders’ equity consisting of certain assets and liabilities of Yaborã Indústria Aeronáutica S.A. based on the accounting records as of July 31, 2021

Appraisal report on the shareholders’ equity consisting of certain assets and liabilities based on accounting records

To the Shareholders and Management of Embraer S.A.

Information on the audit firm

1	PricewaterhouseCoopers Auditores Independentes Ltda., a partnership of professionals headquartered in the city of São Paulo, State of São Paulo and branch office in the city of São José dos Campos, State of São Paulo, at Rua Carlos Maria Auricchio, 70, suites 1401, 1403, 1404, 1406, 1407, 1409 and 1412, 14th Floor, Condomínio Costa Norte Offices Royal Park, Royal Park, enrolled with the Corporate Taxpayers’ Register (Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda) under No. 61.562.112/0011-00, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Association registered at 4th Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo – SP, on September 17, 1956, and amendments thereto registered with the 2nd Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo - SP, the last amendment, dated July 1, 2021, electronically registered under no. 157.965 on September 21, 2021, with the 2nd Civil Registry of Legal Entities of the city of São Paulo, State of São Paulo, represented by its undersigned partner, Mr. Rafael Alvim Guimarães, Brazilian, married, accountant, Identity Card RG No. 10204030-0, enrolled with the Individual Taxpayers Registry (CPF) under No. 052.308.777-23 and with the Regional Accounting Council of the State of Rio de Janeiro under No. 1RJ104572/O-0, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as expert by the management of Embraer S.A. to carry out the appraisal of the shareholders’ equity of Yaborã Indústria Aeronáutica S.A. ("Company"), comprised of certain assets and liabilities as of July 31, 2021, listed in Annex I, in accordance with the accounting practices adopted in Brazil, presents the result of its audit as follows.

Purpose of the appraisal

2	The purpose of the appraisal of the shareholders’ equity comprised of certain assets and liabilities of the Company as of July 31, 2021, is to serve as a basis, pursuant to articles 8 and 226 of Law 6,404/76, for the transfer of the spun-off portion to Embraer S.A. to be analyzed and approved by the extraordinary general shareholders’ meeting to be held on November 30, 2021, and to take effect as of January 1, 2022.

Management’s responsibility for the accounting information

3	The Company's management is responsible for the bookkeeping and preparation of the accounting information in accordance with the accounting practices adopted in Brazil, and for such relevant internal control as management determines is required to enable the preparation of such accounting information that is free of material misstatements, whether due to fraud or error. The summary of the main accounting practices adopted by the Company is described in Annex II to the appraisal report.

PricewaterhouseCoopers Auditores Independentes, Rua Carlos Maria Auricchio, 70, 14º, Ed. Royal Park ,São José dos Campos, SP, Brasil, 12246-876, T: (12) 3519-3900, www.pwc.com/br

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Embraer S.A.

Scope of the audit and responsibility of the independent auditors

4	Our responsibility is to express a conclusion on the book value of the shareholders’ equity comprised of certain assets and liabilities of the Company as of July 31, 2021, based on the audit carried out in accordance with Technical Note 03/2014 (R1), issued by Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil – IBRACON), which provides for the application of audit procedures on the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which provides for the technical and professional standards to be to be observed by accountants for the issue of appraisal reports. Therefore, we examined the accounts that record the certain assets and liabilities listed in Annex I hereto and which, as of the date thereof, were recorded in the Company's balance sheet, in accordance with Brazilian and international auditing standards, which require auditors to comply with ethical requirements and that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the shareholders’ equity that is the subject matter of our appraisal report is free of material misstatements.

5	An audit involves performing procedures to obtain audit evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the shareholders’ equity, whether due to fraud or error. In this risk assessment, the auditor considers the internal controls that are relevant for the shareholders’ equity to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6	Based on the audit carried out, we concluded that the amount of R$253,797,079.00 (two hundred and fifty-three million, seven hundred and ninety-seven thousand and seventy-nine reais), that make up the assets and liabilities listed in Annex I, recorded in the accounting books in accordance with the balance sheet as of July 31, 2021, prepared in functional currency and converted into reais on the balance sheet date, represent, in all material respects, the shareholders’ equity comprised of certain assets and liabilities of the Company to be transferred in the partial spin-off, evaluated in accordance with accounting practices adopted in Brazil.

São José dos Campos, October 8, 2021

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Rafael Alvim Guimarães

Accountant CRC 1RJ104572/O-0

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Annex I to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

ASSETS	Reais
CURRENT ASSETS
Trade accounts receivable, net	21,155,073.00
Accounts receivable from subsidiaries	55,788,232.00
Derivative financial instruments	5,087,774.00
Contract assets	10,201,806.00
Inventory	4,231,860,687.00
Income tax and social contribution	2,430,429.00
Other assets	280,008,088.00
4,606,532,089.00
NON-CURRENT ASSETS
Customer financing	6,853,713.00
Deferred income tax and social contribution	251,777,452.00
Other assets	26,898,614.00
Investments	4,490,563,522.00
ELEB Equipamentos LTDA	883,730,625.00
Embraer Aviation France	934,422,876.00
Embraer Netherlands Finance B.V.	72,979,553.00
Embraer Netherlands B.V.	2,577,114,346.00
Embraer Overseas Limited	22,316,122.00
Property, plant and equipment	2,254,558,342.00
Intangible assets	5,588,843,151.00
Right of use	454,146.00
12,619,948,940.00
TOTAL ASSETS	17,226,481,029.00

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

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Annex I to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

LIABILITIES	Reais
CURRENT LIABILITIES
Trade accounts payable	1,199,507,172.00
Trade accounts payable - Confirming	13,510,272.00
Lease liabilities	109,543.00
Loans and financing	2,354,996,305.00
Accounts payable	186,837,426.00
Accounts payable to subsidiaries	436,444,520.00
Contract liabilities	1,583,768,875.00
Derivative financial instruments	11,244,963.00
Taxes and payroll charges payable	32,782,730.00
Financial guarantee and residual value guarantee	179,936,371.00
Unearned income	4,799,530.00
Provisions	115,206,353.00
6,119,144,060.00
NON-CURRENT LIABILITIES
Lease liabilities	368,952.00
Loans and financing	9,645,475,136.00
Accounts payable	8,796,192.00
Contract liabilities	746,200,966.00
Derivative financial instruments	29,838,014.00
Financial guarantee and residual value guarantee	378,062,052.00
Unearned income	26,461,223.00
Provisions	18,337,355.00
10,853,539,890.00
TOTAL LIABILITIES	16,972,683,950.00
SHAREHOLDERS’ EQUITY	253,797,079.00

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

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Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

1	Basis for preparation of shareholders’ equity and summary of main accounting policies

The shareholders’ equity comprised of certain assets and liabilities based on the accounting records as of July 31, 2021 (“balance sheet”), was prepared for the purposes of transfer of the Company’s spun-off portion to Embraer S.A. expected to be effective as of January 1, 2022.

The financial information as of July 31, 2021, which is the basis for the composition of the shareholders’ equity on the date thereof, was prepared and is presented in accordance with accounting practices adopted in Brazil, including the standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis - CPC). The Company's management is responsible for selecting and identifying the assets and liabilities determined based on the accounting records as of July 31, 2021 and which comprise the shareholders’ equity presented in Annex I.

The preparation of this financial information requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in the process of applying the accounting policies. The areas that require a higher level of judgment and are more complex, as well as those containing assumptions and estimates that are material for the accounts that record certain assets and liabilities listed in Annex I, are disclosed in Notes 1.1.1 to 2.3.

The main accounting policies applied in the preparation of the aforementioned financial information are presented below.

The balance sheet was prepared based on the historical cost in functional currency converted to reais as of the date thereof (except when the item required a different criterion) and, when applicable, adjusted to reflect the valuation of assets and liabilities measured at fair value in the subsequent measurement.

1.1.1	Functional currency and balance sheet presentation

We present below the concepts and practices related to the functional currency used due to its impact on the balance sheet.

a)	Functional currency

A company's functional currency is the currency of the main economic environment in which it operates and should be the currency that best reflects its business and operations. Based on this analysis, Management concluded that the United States Dollar ("US$" or "Dollar") is the Company's functional currency and this conclusion is based on the analysis of the following indicators:

•      Currency that most influences the prices of goods and services. It is the currency in which the sales price of the Company’s goods and services is expressed and settled;

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

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Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

•	Currency of the country whose competitive forces and regulations most influence the business;

•      Currency that most influences costs for the supply of products or services, that is, the currency in which the Company's costs are normally expressed and settled;

•      Currency in which the Company normally raises funds from financial activities, and in which it normally receives for its sales and accumulates cash.

b)                           Balance sheet presentation currency

The presentation currency is the currency in which the balance sheet is presented and is generally defined as a result of the Company's legal obligations. This balance sheet is presented in reais, in compliance with Brazilian laws, by converting the balance sheet prepared in functional currency into reais, using the exchange rate in effect on the balance sheet’s date (R$5.1216 for each dollar).

c)	Conversion of the balance sheet of subsidiaries (investments)

For investments in subsidiaries that uses a functional currency other than the US dollar, the assets and liabilities accounts are translated into the Company's functional currency, using the exchange rates in effect on the balance sheet date.

1.1.2	Trade accounts receivable, net

Upon making a sale, the Company assesses its payment term. If the sale amount is not received immediately, it will be recognized in accounts receivable. The amount receivable from a credit sale is adjusted to present value when applicable, identifying an interest rate compatible with the market at the time of sale and applying it to the amount receivable according to the term of receipt. The Company does not have trade accounts receivable with a significant financing component.

Expected credit losses are recognized using actual credit loss experiences over the past 10 years and monitoring of prospective trends in the markets and segments in which the Company operates. The assessed factor is applied to measure expected losses and recognize them in the balance sheet. Methodology data are periodically monitored and revised in light of the economic and market circumstances in which the Company operates.

As a result of the economic environment created by the COVID-19 pandemic and its respective material impact particularly on the commercial jet market (Commercial Aviation), the Company used economic and customer data based on the main rating agencies in order to capture the expected impact of the crisis in the receivables portfolio and increased the prospective factor in the period by 8.9%. Customers who had a significant increase in credit risk as a result of the crisis, such as court-supervised reorganization and bankruptcy proceedings, are treated and provisioned individually according to the best estimate of the expected loss in the Management's view.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

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Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

1.1.3	Customer financing

Trade accounts receivable transactions with a significant financing component are reclassified and recorded in the customer financing account. As of July 31, 2021, the shareholders’ equity is comprised of a limited number of transactions with a significant financing component.

Customer financing is initially measured at fair value, plus transaction costs attributable to its acquisition or issue, and subsequently at amortized cost.

Customer financing are financial assets held by the Company for the purpose of receiving contractual cash flows, and the related contractual terms generate, on specific dates, cash flows related only to the payment of principal and interest on the principal amount outstanding.

The Company applies the full expected credit loss methodology based on the full term of the contracts to recognize losses on receivables recorded as customer financing in the balance sheet.

1.1.4	Derivative financial instruments

The purpose of derivative instruments contracted by the Company and measured at fair value in the balance sheet is to protect the Company's operations against exchange-rate risk and are not used for speculative purposes.

The Company applies cash flow hedge accounting to protect itself from cash flow volatility attributable to the risk of exchange rate variation associated with a transaction of highly probable occurrence, through currency call and put options (zero-cost collar) related to payroll expenses incurred in transactions in Brazil and settled in reais.

1.1.5	Inventory

The Company's inventory is basically comprised of raw materials, goods in progress, spare parts and finished goods. Raw material inventory is recognized at acquisition cost. Goods in progress are comprised of raw material, direct labor, other direct costs, and general manufacturing expenses that can be attributed to the cost of inventory. Once these products are completed, they are recognized as finished goods.

The measurement of raw material and spare parts inventory is carried out at the weighted average cost. Aircraft produced (finished good) and in progress are measured at their specific production cost, which is recognized as cost of goods sold and services provided upon delivery to the customer.

Inventory is analyzed to determine whether its net realizable value is greater than its cost. A loss on adjustment to realizable value is recognized if its carrying amount is higher.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

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Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

The inventory’s consumption and demand are periodically analyzed and, if the Company identifies that there is inventory with no consumption and no demand for subsequent periods, an expense due to the expectation of loss as a result of inventory obsolescence is constituted, in accordance with the policy implemented for this purpose.

Obsolescence losses are recognized as a result of items not moved for over two years and with no defined use forecast, according to the production schedule, as well as to cover any losses with excessive or obsolete warehouse inventory and goods in progress, except for spare parts inventory, the expected loss of which is recognized due to technical obsolescence or items that have not been moved for more than two years.

1.1.6	Deferred income tax and social contribution

Deferred income tax and social contribution are calculated based on the nominal rates and currencies of the jurisdiction in which the Company operates, which is 34% in Brazil, of which 25% refers to income tax and 9% to social contribution on net income.

Deferred income tax is recognized on temporary differences between the tax basis and the book basis of assets and liabilities.

As the tax basis of the Company's assets and liabilities is kept in Real at its historical value and the book basis in Dollar (functional currency), exchange rate fluctuations impact the tax basis, and consequently create differences between the book basis and the tax basis of non-monetary assets (inventories, PPE and intangible assets).

Deferred tax assets arising from temporary differences, related to non-deductible provisions, mainly represented by provisions for contingencies, product warranties, financial guarantees and deferred income, as well as exchange rate variation of financial assets and liabilities, will be realized as the assets and liabilities are realized and settled, respectively.

For the recognition of deferred tax assets arising from temporary differences, the Company carried out an assessment of the expected generation of future taxable income against which these temporary differences would be offset.

1.1.7	Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates are calculated by the Company based on the equity method. Exchange rate variation on investments abroad that use a functional currency other than that of the Company are recorded in shareholders’ equity.

The following subsidiaries and affiliates comprise the shareholders’ equity:

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

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Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

Entity	Country	Equity interest
ELEB Equipamentos Ltda.	Brazil	100%
Embraer Aviation France	France	100%
Embraer Netherlands Finance B.V.	Netherlands	100%
Embraer Netherlands B.V.	Netherlands	100%
Embraer Asia Pacific PTE. Limited	Singapore	100%
Embraer (China) Aircraft Technical Services Co. Ltd.	China	100%
Embraer Portugal S.A.	Portugal	100%
Embraer Portugal Estruturas Metálicas, S.A.	Portugal	100%
Embraer Portugal Estruturas em Compósitos, S.A.	Portugal	100%
EZ Air Interior Limited	Ireland	50%
Embraer Overseas Limited	Cayman Islands	100%

1.1.8	Property, Plant and Equipment

Property, plant and equipment items are measured at acquisition, formation or construction cost, which are presented net of accumulated depreciation and impairment losses.

Depreciation is calculated using the straight-line method based on the asset’s estimated useful life. Land is not depreciated. The estimated useful lives of property, plant and equipment are reviewed and adjusted, if appropriate, at the end of each year.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when future economic benefits associated with the item are likely to be generated.

Residual value is assigned to aircraft spare parts that are part of the Repairable Parts Pool Program, is reviewed by Management, and adjusted if necessary, at the end of each reporting period. The Company does not assign a residual value to the other assets, since assets are not usually sold and, when this occurs, it is not for relevant amounts.

Below is a summary description of the items that that make up property, plant and equipment:

a)	Land – comprise areas where mainly industrial, engineering and administrative buildings are located.
b)	Buildings and land improvements – buildings mainly comprise factories, engineering departments and offices, while improvements comprise parking lots, streets, water and sewage network.

c)	Facilities – comprise ancillary industrial facilities that directly or indirectly support the Company's industrial operations, as well as facilities in the engineering and administrative areas.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

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Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

d)	Machinery and equipment – comprise machinery and other equipment used directly or indirectly in the manufacturing process.

e)	Furniture and fixtures – mainly comprise furniture and fixtures used in production, engineering and administrative areas.

f)	Vehicles – mainly comprise industrial vehicles and automobiles.

g)	Aircraft – comprise mainly aircraft that are leased to airlines or are available for lease, in addition to those used by the Company to assist in the testing of new projects.

h)	Computers and peripherals – comprise computer equipment used in the production, engineering and administrative process.

i)	Tooling – comprise tools used in the Company's production process.

j)	Assets under construction – mainly comprise works to expand the industrial park and aircraft maintenance centers.

k)	Repairable parts pool - the repairable parts Pool program is a transaction in which a customer procures the Company for the availability of parts for aircraft maintenance, thus, when a part needs to be replaced, the customer delivers the damaged part and the Company provides a part in good working condition to the customer. The part received, in turn, is reconditioned and added to the Pool.

1.1.9	Intangible assets

a)	Development

Research costs are recognized as expenses when incurred, while project development costs, mainly comprised of expenses with product development, including drawings, engineering projects and construction of prototypes, are recognized as intangible assets when the projects are likely to generate future economic benefits, considering their commercial and technological feasibility, availability of technical and financial resources, and only if the cost can be reliably measured.

Capitalized development expenses are amortized from the moment the benefits begin to be generated (units produced) based on the aircraft sales forecast, with the amortized amounts being allocated to the production cost. These sales forecasts are reviewed at least annually.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

11 of 16

Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

b)	Computer programs (software)

Software licenses acquired are capitalized and amortized over their estimated useful life.

Expenses associated with software maintenance are recognized as expenses as they are incurred. Expenses directly associated with software, controlled by the Company and which will likely generate economic benefits greater than the costs for more than one year, are recognized as intangible assets.

1.1.10	Impairment of non-current assets

Cash Generating Units (CGUs) with allocated property, plant and equipment and intangible assets with a defined useful life are analyzed, at the end of each quarter, to assess whether there are indicators that their carrying amount may not be recoverable, for purposes of carrying out the impairment test.

Assets are grouped into UGCs, taking into account the Company's business model and the way it monitors the cash flows generated. In general, the UGCs are defined according to the aircraft families/platforms or other lines of products and services provided by the Company, regardless of their geographic location.

The Company applies the value-in-use concept using the projected cash flow, discounted at the appropriate rate that reflects the investors' expected return. The cash flow projection for each CGU takes into account the Company's medium and long-term Strategic Plan, prepared based on all the characteristics and expectations of each business.

When the impairment test is carried out, Management compares the carrying amounts of the Company's CGUs with their respective recoverable amounts, which are determined by the higher value between the value in use and the fair value less selling expenses. An impairment loss is recognized when the carrying amount exceeds the recoverable amount.

As of July 31, 2021, the UGCs that make up the shareholders’ equity have no impairment losses.

1.1.11	Trade accounts payable - confirming

The Company entered into an agreement with financial institutions to carry out commercial transactions with suppliers. In these transactions, suppliers may transfer, at their sole discretion, the right to receive securities issued against the Company to these financial institutions, which become creditors of the discounted securities. This transaction does not significantly change the prices and commercial conditions negotiated by the Company with its suppliers. Securities transferred by suppliers to a financial institution have an average maturity of 120 days.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

12 of 16

Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

1.1.12	Loans and financing

Loans obtained are initially recognized at fair value, net of costs incurred to obtain them, and subsequently measured at amortized cost (plus charges and pro-rata interest) considering the effective interest rate of each transaction.

Loans are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

1.1.13	Capitalization of interest on loans

When the construction or production of an asset takes a substantial time to be ready for use, the costs on existing loans are capitalized as part of the cost of these assets. These costs are allocated based on an average rate of all active loans, weighted over these assets’ additions in the period. Borrowing costs are interest and other costs incurred by the Company in borrowing funds.

1.1.14	Contract assets and liabilities

Contract assets relate to the Company's rights to consideration for work completed and not invoiced on the balance sheet date, net of advance payments received from customers and any expected credit loss. Contract assets are transferred to accounts receivable from customers when entitlements become unconditional.

Contract liabilities refer to advances on consideration received by the Company prior to aircraft deliveries, as well as related to the supply of spare parts, training, technical representative and other obligations contained in the aircraft sales contracts.

1.1.15	Financial guarantees and residual value guarantees

The Company may provide financial or residual value guarantees as part of the financing structure upon delivery of its aircraft.

The residual value is guaranteed to the financing agent and is based on the expected future value of these aircraft at the end of the financing and is subject to a contractually agreed cap.

Financial guarantees are priced upon delivery of the aircraft and recorded as a reduction in sales revenue against the financial guarantees account as contract liabilities. This revenue is realized over the aircraft’s financing term so that at the end of the financing the contract liability is fully recognized.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

13 of 16

Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

To address the risk of loss with these guarantees, the Company may recognize an additional provision as significant events occur, such as a client filing for court-supervised reorganization, based on its best loss estimate.

In some cases, the Company maintains guarantee deposits in favor of third parties to which financial or residual value guarantees related to aircraft financing structures have been provided.

1.1.16	Unearned income

Unearned income substantially comprises amounts received by the Company in contracts with financial institutions in which the underlying services and obligations will be provided during a period established in the respective contracts. As the obligations are met, the amounts will be incorporated as an increase in the Company's shareholders' equity.

1.1.17	Provisions

1.1.17.1	Product warranty

When aircraft are delivered, expenses for warranty coverage of these products are estimated and recognized. These estimates are based on historical factors including, among others, warranty claims and related costs of repairs and replacements, warranty given by suppliers, contractual coverage period and studies on warranty standards for new aircraft, for which a higher cost of use upon the launching of the platforms is expected, with the reduction of such cost as the production process matures and the cycle of the aircraft in service increases. The warranty coverage period varies between 3 to 6 years.

Occasionally, the Company may be required to make changes in the product due to requests made by the aeronautical certification authorities or after delivery, due to the implementation of improvements or to the aircraft’s performance. Estimated costs for such changes are accrued at the time new requirements or improvements are required and known.

Management periodically monitors the usage history and evolution of the product warranty, and if appropriate, revises the estimate.

1.1.17.2	Provision for contingency

Provisions are recognized taking into account the opinion of the Management and its legal advisors, the nature of the actions, the similarity with previous processes, their complexity and court decisions. Whenever the loss is assessed as likely, which would likely cause an outflow of funds for the settlement of obligations, and when the amounts involved are measurable with sufficient certainty, the provision is recognized. Provisions for labor claims are recognized based on the historical percentage of disbursements for each claim. The amounts provisioned reflect the Company's best estimate for measuring the outflow of resources that is expected to occur.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

14 of 16

Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

2       RELEVANT ACCOUNTING ESTIMATES AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the balance sheet, in accordance with the CPCs, requires the Company to use estimates and adopt assumptions and judgments that affect the amounts of assets and liabilities. Therefore, to prepare the balance sheet included in this report, the Company uses variables and assumptions derived from past experience and other factors considered relevant. These estimates and assumptions are continually reviewed and any changes thereto are prospectively applied and adopted.

The main variables and assumptions used in the Company's estimates and relevant sensitivity in the judgments applicable thereto are described below:

2.2	Residual Value Guarantees

Residual value guarantees granted on the sale of new aircraft may be exercised at the end of the financing agreement entered into between a financial agent and the customer/operator of these aircraft. The guarantees are initially measured at fair value and are revised quarterly to reflect any losses due to the fair value of these commitments. Residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. Future fair value is estimated in accordance with assessments of aircraft provided by third parties, including information from sale or leasing of similar aircraft in the secondary market.

2.3	Impairment of non-current assets

Impairment tests consider the Company's future medium and long-term strategic plans, brought to present value at a discount rate compatible with the market and which reflects the investors' expected return. In preparing or using this information, the Company uses estimates as follows:

Expected gross cash flow- Management projected cash inflows and outflows based on past performance taking into account its expectations for market development and business strategy. These projections also take into account the efficiency gains planned for the product cycle.

a)	Growth rates - the growth rates were reflected in the revenue flow budgeted by the Company and are in line with the forecasts included in the industry reports.

b)	Discount rates – the Company uses an appropriate discount rate that reflects the investors' expected return at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

15 of 16

Annex II to the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices adopted by management in the preparation of the shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

c)	US$/R$ exchange rate - the future cash flows of the Company's cash generating units have revenues predominantly in US dollars and are therefore sensitive to fluctuations and structural changes in the US$/R$ exchange rate threshold since certain production costs and overheads are carried out in reais (such as payroll). Depreciation of the R$ against the US$ can affect future cash flows positively, while the appreciation of the R$ can cause a reduction in the future cash flows of the cash generating units and possible impairment losses. The Company uses derivative financial instruments for protection against short-term fluctuations, as described in Note 2.2.5.

* * *

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations